1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2020 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	July 10, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC June 2020 Revenue Report

Hsinchu, Taiwan, R.O.C. – Jul. 10, 2020 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for June 2020: On a consolidated basis, revenues for June 2020 were approximately NT$120.88 billion, an increase of 28.8 percent from May 2020 and an increase of 40.8 percent from June 2019. Revenues for January through June 2020 totaled NT$621.30 billion, an increase of 35.2 percent compared to the same period in 2019.

TSMC June Revenue Report (Consolidated):

(Unit:NT$ million)
Period	June 2020	May 2020	M-o-M Increase (Decrease) %	June 2019	Y-o-Y Increase (Decrease) %	January to June 2020	January to June 2019	Y-o-Y Increase (Decrease) %
Net Revenues	120,878	93,819	28.8	85,868	40.8	621,296	459,703	35.2

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2020.

1.	Sales volume (in NT$ thousands)
	Period	Items	2020	2019
	Jun.	Net sales	120,877,785	85,867,929
	Jan. ~ Jun.	Net sales	621,295,550	459,702,944

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		57,025,058	22,499,374
	TSMC Global**		392,515,424	91,229,900
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		419,066,500	2,448,884
	TSMC Japan Ltd.**		167,626,600	360,492
	* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC. ** The guarantee was provided to TSMC Design Technology Japan, Inc., a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	205,770,311
	Mark to Market Profit/Loss	(794,607)
	Unrealized Profit/Loss	161,315
Expired Contracts	Notional Amount	411,411,671
	Realized Profit/Loss	(1,398,057)
Equity price linked product (Y/N)		N

‧TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	117,716
	Realized Profit/Loss	(3,826)
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	14,183,655
	Mark to Market Profit/Loss	(1,238)
	Unrealized Profit/Loss	(116,191)
Expired Contracts	Notional Amount	80,938,485
	Realized Profit/Loss	(98,692)
Equity price linked product (Y/N)		N

‧VisEra Tech
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	877,706
	Mark to Market Profit/Loss	9,653
	Unrealized Profit/Loss	1,498
Expired Contracts	Notional Amount	2,501,072
	Realized Profit/Loss	8,126
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,030,161
	Mark to Market Profit/Loss	(2,283)
	Unrealized Profit/Loss	(18,587)
Expired Contracts	Notional Amount	13,259,857
	Realized Profit/Loss	(41,751)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(2,807)
Expired Contracts	Notional Amount	1,342,392
	Realized Profit/Loss	(39,942)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(42,084)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,646,253
	Mark to Market Profit/Loss	(14,839)
	Unrealized Profit/Loss	(38,372)
Expired Contracts	Notional Amount	15,620,913
	Realized Profit/Loss	(326,995)
Equity price linked product (Y/N)		N